SEC File Number

001-40254

CUSIP Number

62459M 206

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:	Movano Inc.
Former Name if Applicable:	Not applicable.
Address of Principle Executive Office (Street and Number):	6800 Koll Center Parkway
City, State and Zip Code:	Pleasanton, CA 94566

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Movano Inc. (the “Company”) is unable to complete its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (the “Q2 Form 10-Q”), within the prescribed period without unreasonable effort or expense to the Company. Additional time, resources and effort are required to complete work related to the financial reporting and close procedures with respect to the Q2 Form 10-Q. As previously disclosed in the Current Report on Form 8-K filed with the SEC on August 15, 2025, the Company recently engaged RBSM LLP (“RBSM”) as its independent registered public accounting firm for the fiscal year ending December 31, 2025 and interim periods. The transition process requires additional time for RBSM to perform its review of the quarterly financial statements. The Company is currently in the process of preparing and finalizing the unaudited financial statements for the quarterly periods ended March 31, 2025 and June 30, 2025 and intends to file the corresponding Quarterly Reports on Form 10-Q as soon as practicable.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

J. Cogan	415	651-3172
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Movano Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Movano Inc.

	By:	/s/ J. Cogan
J. Cogan
Date: August 15, 2025		Chief Financial Officer

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